

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 24, 2010

Via U.S. Mail and Facsimile to (248) 844-0302

Mr. Thomas W. Itin
Chief Executive Officer
LBO Capital Corp.
3509 Auburn Rd., Suite 200
Auburn Hills, MI 48326-3318

> **Re:     LBO Capital Corporation
> Item 4.02 Form 8-K/A
> Filed March 23, 2010
> File No. 033-19107**

Dear Mr. Itin:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief